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                             April 11, 2023

       Neil Watanabe
       Chief Financial Officer
       Loop Media, Inc.
       700 N. Central Ave, Suite 430
       Glendale, CA 91203

                                                        Re: Loop Media, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2022
                                                            Filed December 20,
2022
                                                            File No. 001-41508

       Dear Neil Watanabe:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended September 30, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations.
       Consolidated Results of Operations , page 57

   1. You state your fiscal 2022 revenues increased $25,763,647 from the prior year and you cite the increase was
primarily due to three factors. Although the listing of the factors may be in order of
their impact, please quantify cited factors so investors may understand the magnitude of each.
Refer to section 501.04 of our Codification of Financial Reporting
                                                        Policies for guidance.
 Neil Watanabe
FirstName   LastNameNeil Watanabe
Loop Media,   Inc.
Comapany
April       NameLoop Media, Inc.
       11, 2023
April 211, 2023 Page 2
Page
FirstName LastName
Liquidity and Capital Resources
Cash Flows ...
Net Cash Flow from [Used in] Operating Activities, page 61

2. We note you have a history of reporting negative operating cash flows, including for the interim period ended December 31, 2022. Please disclose in your periodic reports the operational reasons for this condition when it exists and explain how you intend to meet your cash requirements and maintain operations. Also address whether this is a known trend and provide related disclosures. Refer to Item 303 of Regulation S-K and
         Release Nos. 33-6835 and 33-8350 for guidance.
Index to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition , page F-13

3. We note you distribute your content and advertising primarily through your owned and operated ("O&O") platform and through screens on digital platforms owned and operated by third parties referred to as Partner Platforms. Please explain to us and disclose in further detail how you earn and recognize revenue and cost of revenue under each arrangement. In particular, we note your cost of revenue for advertising sales on your partner platforms business is higher than your cost of revenue for advertising sales on your O&O platform due to your significant revenue share with partner platform clients.
         Explain to us and disclose the material terms and conditions of the revenue share arrangements and the reason for the significant revenue share. Explain to us and disclose why the amount of the revenue share is not netted against the revenue you recognize and the basis for your accounting. Additionally, you state you are able to share typical transaction costs associated with related programmatic advertising sales and server costs with such clients. Explain to us and disclose what this means and your accounting for this, especially how the amount to share is determined.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services